EDGAR CORRESPONDENCE

May 31, 2012

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Cindy Rose

Re: Selected Funds’ Annual Report dated December 31, 2011

Dear Ms. Rose:

You have asked the Selected Funds (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments on its Annual Report dated December 31, 2011. SEC comments are in bold, Registrant responses immediately follow.

“Value Measures” in Note 1 on page 31 discusses Level I, Level II, and Level III securities. Consider whether ASC 820 requires additional disclosure describing transfers between the different levels, including the amounts and the reasons for the transfers.

The Respondent believes that the existing disclosure is appropriate. Additional disclosure is included in the table immediately following “Investments in Securities at Value”. See in particular the line in the table entitled “Transfers into Level 3 from Level 1” and the statement “Transfers into Level 3 represent the beginning value of any security or instrument where a change in the pricing level occurred from the beginning to the end of the period.” In the future Respondent agrees to add a statement to the effect that “there were no transfers into Level 2 from Level 1” where appropriate.

The April 30, 2012 prospectus includes a note disclosing a potential for waived advisory fees to be recaptured. Consider whether a note to this effect, and the dollar amount of the potential recapture, should be included in the Annual Report.

The Respondent believes that the existing disclosure is appropriate. The recapture agreement was not effective until approved by the board of directors on January 27, 2012. By the terms of the agreement, the recapture does not go into effect until July 1, 2012. Selected Funds’ June 30, 2012 semi-annual report will include detailed disclosure (similar to that in the prospectus), but potential recapture amount will still be zero as the recapture will not begin until July 1, 2012.

Tandy Representations

Selected Funds acknowledge that

1. The Funds are responsible for the accuracy and adequacy of the disclosures in the Funds’ filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays

Thomas Tays

Vice President & Secretary

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